Yukon-Nevada Gold Corp. 2012 Annual General Meeting Results

Vancouver, BC – June 27, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) Shaun Heinrichs, Co-CEO and CFO and Randy Reichert, Co-CEO and COO of Yukon-Nevada Gold Corp. (the “Company”) are pleased to announce that shareholders approved all resolutions brought before them at the Company’s Annual General Meeting (the “AGM”) held in Vancouver, British Columbia on June 27, 2012.

Election of Directors

The following board members stood for election and were duly re-elected: Robert F. Baldock, Pierre Besuchet, Jean-Edgar de Trentinian, Graham C. Dickson, Shaun Heinrichs, Francois Marland, Gerald Ruth, Jay Schnyder and Simon Solomonidis. As at the date of the AGM, with the exception of Robert F. Baldock, Graham Dickson, Jean-Edgar de Trentinian and Shaun Heinrichs, the Company’s Directors are independent.

Other AGM Results

Deloitte & Touche LLP, were re-appointed as auditors of the Company for the ensuing year, and the directors were authorized to fix the remuneration to be paid to the auditors.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.